Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Issues Letter to Shareholders

Vancouver, British Columbia – April 5, 2022 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to issue the following letter from its Chairman, Amir Adnani, updating shareholders on the Company’s progress in advancing and unlocking value from its portfolio of assets while enhancing a peer leading balance sheet which includes cash and holdings in Gold Royalty Corp. ("Gold Royalty").

Dear Fellow Shareholders,

The last twelve months were one of the most dynamic periods in GoldMining’s 11-year history with several key catalysts creating a sound foundation for the Company to execute various initiatives in the years ahead to continue to unlock value from our vast portfolio of projects in the Americas.

Through GoldMining’s strategic holdings of 20 million shares in Gold Royalty (NYSE American: GROY), the Company has built an extremely robust and flexible balance sheet with approximately $120 million in cash and marketable securities. Following GROY’s commencement of an inaugural dividend, GoldMining expects to receive roughly $1 million in dividend cash flow per year. The value of this dividend cash flow cannot be understated, as most exploration and development companies are negative cash flowing and are forced to dilute shareholders, whereas GoldMining is in a unique position to have meaningful, and potentially growing dividend cash flow.

Taking inspiration from the successful Gold Royalty spin out in 2021, we recently announced the creation of U.S. GoldMining Inc. (“U.S. GoldMining”), a new subsidiary which will focus on advancing the large Whistler gold-copper Project located northwest of Anchorage, Alaska. Today, with spot gold approaching US$2,000 per ounce and copper prices near a decade high, optimum market conditions exist to immediately unlock substantial value by creating U.S. GoldMining without dilution to GoldMining’s capital structure. As the flagship asset of U.S. GoldMining, we believe that the Whistler Project has district size scale to attract the attention of major producing mining companies, with indicated mineral resources of 3.0 million gold equivalent ounces1 and inferred mineral resources of 6.5 million gold equivalent ounces1 covering an expansive regional land package of 17,159 hectares. U.S. GoldMining will operate as a separate public company through an IPO or similar transaction. Stay tuned for further announcements as we build a dedicated team and experienced board of directors to advance this large and exciting project. See the technical report titled "NI 43-101 Mineral Resource Estimate for the Whistler Project" with an effective date of June 11, 2021 (as amended October 29, 2021), a copy of which is available under the Company's profile at www.sedar.com, for further information regarding the Whistler Project and the above resource estimate.

Operationally, GoldMining has made several additions to key management roles, including the appointment of Alastair Still (ex-Newmont and Goldcorp) as CEO. Under Alastair’s leadership, the Company has built a world class technical team that has started the process of de-risking and unlocking the value of our project portfolio. Recently, we added over 50 years of global mining industry expertise with the appointment of Sam Mah as our Director Engineering Studies and Eric Chen as our Director Mineral Resources. Additionally, we updated our peer-leading mineral resource portfolio by completing updated Technical Reports on core properties representing approximately 75% of GoldMining’s gold equivalent mineral resources to strengthen the foundation for the next stage of advancing our projects.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

Our experienced team continues to de-risk the Company's portfolio as we analyze and seek to demonstrate the economics of the Company’s most advanced assets. GoldMining recently announced the results of a preliminary economic assessment (“PEA”) at the La Mina Project in Colombia. The PEA outlined roughly 1 million gold-equivalent ounces of production over 10 years with an after-tax net present value of US$232 million at a conservative gold price of US$1,600 per ounce. La Mina’s valuation spotlights how undervalued GoldMining currently is in the market, with a current enterprise value roughly equivalent to this single asset which, on a gold equivalent ounce basis, accounts for only 6% of our measured and indicated mineral resources and 3% of our inferred mineral resources. Clearly, as we continue to rapidly advance our extensive portfolio of assets the Company intends to create meaningful value for our shareholders.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. See the technical report titled "NI 43-101 Technical Report and Preliminary Economic Assessment" with an effective date of January 12, 2022, a copy of which is available under the Company's profile at www.sedar.com, for further information regarding the La Mina Project.

Looking forward to the remainder of 2022, we strive to continue to add value to the La Mina Project through an exploration drilling program on the La Garrucha zone, located less than one kilometer to the east and immediately adjacent to the existing mineral resources. This drill program targets the potential to grow the underlying mineral resource base of the project which could further enhance the economics of the La Mina Project. Additionally, work continues at the São Jorge Project (São Jorge) in Brazil, building upon the success of our infill sampling program that commenced in late 2021. We see the results at São Jorge to further highlight the disconnect between our market valuation and the value of the assets within our portfolio. In addition to driving forward the portfolio through our own initiatives, GoldMining continues to have active discussion with various peers, developers, and major producers as we consider potential strategic partnerships, joint ventures, and New Co’s for avenues to unlock value.

Additionally, GoldMining is in the unique position of holding a 75% interest in the high-grade uranium exploration project called Rea that is located in the Athabasca region of Canada, one of the most prolific geological regions for uranium globally. The uranium market has benefited from bipartisan support and is embraced as a necessary component in the shift to a green economy. Spot prices are up 40% year-to-date, but yet still remain only about one third of all time highs. Rea is a district-scale project covering 125,000 hectares that could become a key asset for a uranium exploration company to be built around or would provide meaningful exploration potential to more mature developers and producers.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

The remainder of 2022 is shaping up to be an exciting period for GoldMining, Gold Royalty and all our stakeholders. We thank our shareholders for their continued support and look forward to reporting further progress in the coming quarters as we execute our strategy.

1 The Whistler mineral resource estimate consists of indicated resources of 118.2 million tonnes containing 1.94 million ounces of gold grading 0.51 g/t, 8.33 million ounces of silver grading 2.19 g/t and 422 million pounds of copper grading 0.16%; and inferred resources of 317.0 million tonnes containing 4.67 million ounces of gold grading 0.46 g/t, 16.06 million ounces of silver grading 1.58 g/t and 711 million pounds of copper grading 0.10%.

Qualified Persons

Paulo Pereira, P. Geo., President of GoldMining, has reviewed and approved the technical information contained in this news release.  Mr. Pereira is a Qualified Person as defined in National Instrument 43-101 (“NI 43-101”).

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. The Company also owns 20 million shares of Gold Royalty Corp. (NYSE American: GROY).

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Disclosure regarding Mineral Resource estimates included herein have been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by issuer of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission ("SEC") generally applicable to U.S. companies subject to the SEC's disclosure requirements. For example, the terms "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in NI 43-101 by reference to the guidelines set out in the CIM Definition Standards on Mineral Resources and Mineral Reserves. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained herein or in the Company's descriptions of its projects may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to future growth plans and strategies, ongoing and proposed work at the La Mina Project, future exploration and work programs, the results of the PEA, the Company's plans respecting U.S. GoldMining Inc. and expectations regarding the Whistler Project. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2021, and other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3